Faegre Drinker Biddle & Reath LLP

One Logan Square, Ste. 2000

Philadelphia, PA 19103-6996

www.faegredrinker.com

December 22, 2021

Via EDGAR Transmission

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Valerie J. Lithotomos

Re:       The Optima Dynamic Alternatives Fund (File No. 811-23683)

Dear Ms. Lithotomos:

The following responds to the comments you provided on December 15, 2021 in connection with your review of Amendment No. 1 to the registration statement (the “POS AMI”) filed on November 4, 2021 on Form N-2 under the Investment Company Act of 1940, as amended, to register The Optima Dynamic Alternatives Fund (the “Fund” or “Registrant”).

For your convenience, we have repeated each comment below, and our responses follow your comments. Capitalized terms not otherwise defined herein have the same meanings as defined in the POS AMI, unless otherwise indicated.

Private Placement Memorandum

Fund Fees and Expenses

1.	Comment: Please confirm that the Expense Limitation and Reimbursement Agreement will continue in effect for at least one year from the date of the POS AMI.

Response: The Registrant confirms that the Expense Limitation and Reimbursement Agreement will continue in effect for at least one year from the date of the POS AMI.

2.	Comment: Please confirm that the numbers in the “Example” table reflects the Expense Limit only for the contractual period.

Response: The Registrant confirms that the numbers in the “Example” table reflects the Expense Limit only for the initial one-year contractual period.

* * *

We trust that the foregoing is responsive to your comments. Questions and comments concerning this filing may be directed to the undersigned at (215) 988-2699.

Sincerely,

/s/ Nancy P. O’Hara

Nancy P. O’Hara